

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2019

Terren Peizer
Chairman and Chief Executive Officer
BioVie Inc.
2120 Colorado Avenue #230
Santa Monica, CA 90404

> **Re: BioVie Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 2, 2019**
> **File No. 333-231136**

Dear Mr. Peizer:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed on October 2, 2019

Description of Capital Stock
Warrants to be Issued in this Offering
Exchange Listing, page 52

1. We note your disclosure that no assurance can be given that you will be successful in listing the warrants on Nasdaq. Please clarify here and on the cover page whether the offering is contingent on your securing listing approval for the warrants.

Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mitchell S. Nussbaum, Esq.